Filed by Heartland Payment Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Heartland Payment Systems, Inc.

Commission File No.: 001-32594

Date: December 18, 2015

Set forth below is the transcript of a Heartland Payment Systems, Inc. (“Heartland”) employee teleconference, a recording of which was made available to Heartland’s employees on December 17, 2015.

Operator: Good day, everyone, and welcome to today’s Heartland all-hands conference. Just as a reminder, today’s call is being recorded.

At this time, I would like to turn the conference over to our host for today, Mr. Bob Carr. Please go ahead, sir.

Bob Carr: Thank you, [Sarah 00:00:13]. Welcome, everyone, to our call. Obviously, this call is to announce and talk about what was put out on the wire yesterday at 4:00 or shortly thereafter, and to talk about our acquisition by Global Payment Systems. And we want to talk as much as we can about it.

So, the process today is, I’m going to talk for a while, and explain my perspective on what’s happened and why, and what we have to look forward to in the order, as much as I can talk about that. And then Jeff Sloan, who - I asked Jeff to join us, since he has some answers that I don’t have. Jeff is going to address a number of topics that have come through and the questions. And then Tony Capucille and Mike Lawler are going to say a few words. Our attorney, Charles, is going to sort of give us some ground rules after that.

And then we’re going to go into the questions and answers. There have been a couple hundred questions coming in, either to the question line or coming in directly to me - and a lot of good questions. And we’re going to be able to answer a lot of them, but, unfortunately, there’s some questions that we can’t answer - not because we’re afraid to answer them, but because we’re limited by law in what we can say going forward. And also, there are just some things we don’t know yet.

I heard someone say that life is what happens when you’re planning for your future, which is a way of saying that we have changes in our life that we’re not expecting. And this certainly was not something, a few months ago, that we would’ve ever thought was going to happen. But things happen, and they’re significant. And this is an important day for us. And so this is an important call.

So with that, let me just go through a brief overview of how I personally look at this transaction. I think I’m the person who’s been here the longest. I don’t think there’s any argument about that. And certainly, you know, all the history of the whats, and the whys, and where things - where we’ve come from; I know where the bodies are buried, and where the great things are. And I feel like this is the right transaction at the right time for Heartland Payment Systems. It’d be great to roll the clock back 30 years and be able to do this again with the same people and new people, but, you know, life goes on, and we need to deal with the realities of what’s happening.

And you all did a very nice, wonderful video for my 70th birthday, which was quite a few weeks ago. And that’s a fairly significant thing, at least for me personally. I feel like it’s my responsibility to do the best possible job for our constituents. And as many of you have heard me say many times, there’s three categories of constituents in the company: There’s the employees, who build the company and maintain the company; there’s the customers, who pay the bills; and there’s the stockholders, who finance what we do. And I’ve always said, and believed, and think it’s really true, and proved out very effectively that by putting the employees first, that Heartland has been able to become the company that it has become.

And so my very first concern has been the employees. I know that if the employees are happy, the customers are going to be happy; and if the customers are happy, it’s management’s job to make a profit. And we’ve been able to do that fairly effectively.

So, when I got a call from Jeff Sloan - who is with us today - a month ago - not very long ago - Jeff wanted to know if we would talk about a strategic issue. And I said, yes, let’s sit down and talk about it. And we had several discussions. And one of the meetings was a couple weeks ago, up in Toronto, and Jeff brought his President and CFO with him. And there were four of us in Toronto, and we talked about doing something together. And we talked about how important the Heartland brand was, about how important our business model was, the fact that we have this unique sales conversation model that nobody else in the industry feels like they, you know, can honor. We talked about how we award stock to all employees who’ve been here two years, just for being here two years and for working for us for two years. We talked about our fair dealing model, our merchant bill of rights.

And when Jeff and his team said that they wanted to use the Heartland brand in the United States, for me, that was the deal-clincher. That was when I knew this would be the right thing for the Heartland employees and the Heartland customers - because the Heartland brand means something. And you all have built this brand. I’ve got to acknowledge Michael McMillan, the genius branding officer that we have, who has really helped us make the look of the company and the communications of the company very professional, make us a very modern-looking company. And we’ve been able to build that brand, along with our business model, which was really the foundation of the brand, into something that we really are all very proud of - and rightly so. I mean, we have changed a lot of the payments business.

And I don’t think that change is going to stop. I think it’s going to continue on. You all know that when we hit $10 million a month of installed margin, that was a huge day, I think. The sales leaders of our company, for the last 10 years, have been hearing me talk about hitting $10 million a month - and once we did that, that would prove that our model was a sustainable model that could actually transform compensation plans in other residual-type recurring revenue businesses across the planet. And I think that’s where we’re positioned right today.

And frankly, if I was 40 years old, we wouldn’t be having this conversation. But we all have our times. I think this is the time for me to move on, because we are so strong. If we were in a weak position, we wouldn’t be able to do this transaction. We wouldn’t be in the powerful position. The reason that we’re able to do this transaction is because we’re a very strong company that adds a heck of a lot of value to our customers and to our shareholders. And that’s why I’m so confident that the future of the company is going to be in good hands with Global. Our model works, and other models - the ISO model doesn’t work anymore for processors. We figured that out in 1999, when we got out of it. So, we were an early adopter of getting out of the ISO-focused world.

So, the Heartland brand is going to continue to go on. It’s going to be the direct sales channel of Global in the US, and we’re going to keep the merchant bill of rights. We’re going to continue on with portfolio equity and all the things that you all have contracts on. And I’m talking to the salespeople when I say that. We have contracts. All the salespeople who’ve signed a contract, you might want to get the contract out and read it. It tells you that you’re protected; that your residuals can’t be taken away from you, that you do have portfolio equity.

And so a lot of these things have been done with forethought, to protect you in case the management got run over by a bus or something. We want people to be protected and for the promises to be honored. And contractual promises have to be honored. You can’t be a public company, and promise things contractually, and then not honor them. That’s part of the way the system works. That’s one of the good things about the way things work.

So, I believe that we have a great future with our model. And frankly, if our model stops working, we’re going to be in trouble. And that was always true. And guess what? Our model wasn’t working for a few years. And we put a lot of effort in it, and tried a lot of experiments, and we got it so not only does it work; it’s extremely powerful.

And so we have to - “we” being the Heartland staff - our employee base needs to continue to do their jobs and continue to create value. And that is the basis why I believe that this is a good deal for the company: because I believe that we can be the best value creator in the industry, and I believe that Global plus Heartland - if you look at these two companies together, there’s very little overlap in where our revenues come from, which is very unusual in the payments business. But Global is an international company with an indirect sales channel, primarily. And they’re not very strong in restaurants and hotels, which is our primary strength. They have nothing going on in petroleum. That’s one of our strengths.

So, between the two companies, we cover almost all the businesses in the world. We still need to get working on grocery, but otherwise, I think we got things covered pretty well; probably can do a better job with ecommerce, but we’re positioned to do all that. And I really do think that, under Jeff’s leadership, that this company - combined company - is going to become the number-one - the highest-valued payments company on the whole planet. It’s going to take a few great years of effort by all of you and by the Global team, but I’m going to be looking in a few years, and I’m looking to see that Global’s value is higher than anybody else on the planet.

We have international opportunities that many of you have been asking for for a very, very long time. We have a great payroll business that’s integral and part of our Heartland Commerce strategy. One area that, I think, is such a perfect fit is the OpenEdge business of Global Payments, which Jeff is going to talk about, and how that relates to Heartland Commerce. OpenEdge and Heartland Commerce together are going to be extremely powerful in the ISV marketplace, not only in the US but internationally.

Payroll is, you know, a requirement, I believe, if we’re going to be in that point-of-sale business, where we move the payroll service business from a batch overnight processing model to a real-time model. I think that’s one of the major keys for the future of the ISV business internationally.

So, one other thing that I think is interesting - if you look at any particular day, at the top owners of Heartland and Global, there’s a lot of commonality there. We are both owned by large institutional investors that have 401k plan money to manage and other wealth to manage. So, the ownership of the company is not going to be changed very much. What will change is the management. Some of our management is going to stay on, and some of it’s not going to stay on. I will be leaving Heartland when this transaction gets closed, which is going to be sometime in the March or April timeframe, probably, in the last quarter of Global’s fiscal year, which ends May 31.

So, that’s my high-level overview of what’s been in my head in thinking and evaluating this opportunity. And with that said, Jeff, I’d like you to take over here and make your comments about your view of the transaction.

Jeff Sloan: Thanks very much, Bob. It’s Jeff Sloan. Let me just say it’s really an honor and a privilege for me to be here this morning on the phone, with you all. I have a tremendous amount of respect for Heartland, its people, and, of course, for the management and leadership team that has taken Heartland to where it is today as a Fortune 1000 company, with a tremendous amount of success - and a lot of respect for Bob and everyone else at the company.

I want to start by echoing what Bob said. As we spent time with some of the folks at Heartland over the last number of weeks, one of the things I think that we have in common - and one of the things I think is most important for any company, but especially Global Payments and Heartland - is a very firm culture across our businesses.

I’ll start with where I think Bob started off, by saying our employees come first. So, in our mission and values here at Global Payments - I think Bob’s are exactly the same way - the right order in our mind is, first and foremost, our employees. And we like to treat our employees not just as colleagues, as partners, and we like to think that we do the right thing by all of our people - and that comes, really, before, as Bob rightly said, that comes before everything else in our business. Without our people, we wouldn’t have a business. I know Heartland feels very similarly. And it was incredibly important to us - I know, also, to Bob - to believe that our cultures are very much in line.

Second, I want to also say that I very much view this as a partnership, similar to the first point. I agree with Bob here, too. We are really combining two very strong and well-positioned businesses. So, this is all about us being able to do more together than we could do separately on our own. And we’re doing it at a time where both Heartland and Global Payments themselves are performing very well. So, it makes us, I think, very excited about what we could do together. That’s another important point about why partnerships work.

The last thing I’d say before I get into a little bit of who is Global Payments, before I leave the partnership—as we’ve said publically, as Bob just said, as we’ve said in our call last night, one of the most important things to us is to maintain the Heartland culture. So, what we said and what we intend to do is continue the Heartland name and brand, continue the merchant bill of rights, the sales professional bill of rights. All the things that are important, and distinct, and unique, as Bob described, to the Heartland culture are key attributes that we looked at and continue to have confidence in about how we’re going to go to market here in the United States.

I think Bob’s right. I’ll go through a Global Payments overview in a second, but in the United States, we really don’t have broad-based distribution the way you all do at Heartland in the SME area. We are largely not in the restaurant and hospitality or petroleum businesses in the United States. But most importantly, I think, is our confidence in the people at Heartland and the Heartland culture, including the bill of rights and the sales professional bill of rights, in driving the growth of the combined company forward - naturally, what a partnership really is.

So, with that as a preamble, let me spend a few minutes just on Global Payments for those folks who don’t know us, because we’re not all that big of a participant in the markets that you guys are in every day. So, Global Payments, actually, and I - I like to say this to people, even though it makes me feel old - Global Payments and I are actually the same age. You know, we’re both 48. We were both born in 1967. And then Global Payments became a public company in 2001. It was part of something else - so just a few years before Heartland really became a public company. So, we’ve both been in the public markets for a period of time.

We’re based here in Atlanta, Georgia, in the US, but we’re really global, as the name implies, in nature. What that means is, we have about 500 people here in Atlanta. The company itself, though, has about 5,000 people. And  3⁄4 of those people are not in North America. So, they’re in Europe and they’re in Asia. And of course, as you guys do, we have offices across the United States and across Canada here in North America.

Our US business is our largest business - half our company today and 2/3 of the company, combined basis - but half the company today is in the United States, by way of revenue. We’ll be 2/3 post this transaction; as Bob indicated, hopefully in March or April. So, you can see the investment and the importance of the US market to our business.

But I would say, just going quickly around the world, as we usually do when we talk about our business, we have the second-largest business in Canada, with about 20 percent of the Canadian market. In Europe, we have one of the largest businesses across all of Europe. And we have the third-largest share in the United Kingdom, by far the largest share - it’s about 27 percent of the market - in Spain, the largest independent business in Russia, one of the largest businesses in continental Europe.

So, when you think about our business in Europe, I think the way to think about it is, the United Kingdom, Ireland - where our business and ecommerce is similar to some of the comments that Bob made about what you’re trying to do with Portico here in the United States, on card-not-present basis. So, the United Kingdom, Ireland, Spain, Russia, Czech Republic, and we’re soon to have four more countries in continental Europe, including Austria, Serbia, Romania, and Slovakia. So, we clearly have the big pan-European business.

In Asia, we’re physically present in 13 countries in Asia. Our biggest markets in Asia are what I call Greater China, meaning Hong Kong, mainland China, and Taiwan. We also recently entered the Australian and New Zealand markets, which we’re very proud of. It’s been a fantastic business for us in the last year or so, since we found a great technology partner there. And we have the second-largest business in the Philippines. But we’re across 13 markets in Asia.

And in the aggregate, around the world, we’re physically present today in 29 countries; then on the ecommerce business around the world in 80 countries. So, as Bob alluded to, I think there is a tremendous amount of opportunities worldwide for the combined Heartland/Global Payments business.

Let me just spend a second coming back now to the United States, in terms of our business here in the United States - which, of course, is our home market and is, of course, Heartland’s home market, too.

So, Bob alluded to OpenEdge. OpenEdge is, for us, our integrated solutions business - and similar to some elements of your business around Heartland Commerce - certainly in your school solutions and your campus solutions-related businesses. And integrated solutions for us today - we have about 100,000 small business customers in that market and about 2,000 technology partners in that business across 70 vertical markets.

But importantly, as Bob said, what we don’t have is a few things: Number one, we are not in, in any meaningful way, the restaurant, or hospitality, or educational markets in any of our integrated businesses or in the United States generally today. So, I think there’s a real opportunity, as we talked about last night with Bob, on our investor call and in our public documents - a real opportunity to combine the best of both companies.

And when we talk about what a partnership means, it really does mean taking the best of both of our businesses, and driving revenue faster together than we can separately. So, that’s very important; it’s number one.

Number two, as Bob also alluded to, when you think about the distribution in Heartland Commerce, today, we’re relying on third-party partners in many of our businesses in the United States, including OpenEdge. And therefore, we don’t have the kind of direct relationship that Heartland Commerce and Heartland has with its end customers. And I think, as Bob rightly alluded to, we’ve made very significant investments at Global Payments over the last number of years in moving away from third-party-based models and more toward direct control of our merchant relationships.

So, for example, at Global Payments today, less than five percent of our business is through ISOs. We’re also, by and large, not in the agent business today, in general, in the United States or anywhere globally. So, as you think about the opportunity with Heartland, as Bob alluded to, the ability to do more with us together - meaning, having Heartland drive our growth together in the United States - and ultimately, in the other markets, the other 28 markets I mentioned - together has a lot of attraction for what we’re trying to accomplish.

Let me spend a minute just touching on some additional points, which I know folks have on the top of their minds. I’ve been to Jeffersonville. I will tell you that the Heartland service center, in my mind, is world class - and, I think, really, without fear. And as I said before, a partnership means combining the best of both of our collective businesses. It’s hard to find a better example of what we consider to be best in class than the Heartland service center in Jeffersonville. And not to say I’ve seen every service center worldwide, but we’re in a lot of markets, and so I speak, really, from a position of knowing what service centers worldwide look like. And Jeffersonville really is a unique advantage for Heartland Payments.

Second, I would say we are in markets like Canada, which I mentioned a few minutes ago, that are, of course, very much adjacent geographically to the United States. So, I think at the right time, as Bob said, from a regulatory point of view, we have to make sure it’s the right time. But speaking from a right time point of view, I don’t think it’s much of a stretch to think about what we could do together from a revenue point of view in markets as adjacent as the Canadian marketplace, where, as you said a minute ago, we have 20 percent of the market - and certainly, the largest share of that market of anybody who is based outside of Canada. That includes nationally, across all of Canada, with offices in Toronto, Montreal, and Vancouver - and in particular, a French language service center in Montreal. And those of you familiar with Canada know how important that is.

Let me also address two other points before I turn it back to Bob. In terms of where we’re located, as I mentioned a minute ago, we’re based in Atlanta - but only 10 percent of our company, of Global Payments, is actually resident in Atlanta. So,  3⁄4 of our folks are outside North America, and 90 percent of our folks in the United States are not here in Atlanta. So, we’ve got offices all around the United States and all around the world. So, our [national 00:25:13] philosophy is very much one of, people need to live and work where they do business. And you can see it reflected in the fact that only 10 percent of our company is right here in Atlanta.

And then lastly, I want to say that, as part of a partnership, all of us - or each of us - have mixes of businesses. But at the end of the day, our partnership with Heartland is for all of Heartland, just as Heartland’s partnership with Global Payments is for all of Global Payments - meaning, many of the things David talked about publically last night, Bob and I - including payroll businesses and everything else - we view as a key part, on both sides, of what makes us strong as separate companies will make us stronger together, as a combined company.

So, just like I like all of Global Payments, I like all of Heartland, and I very much look forward to working with each and every one of you. There’s only one Bob Carr, you know, in the world. I have a tremendous amount of respect for Bob, but I hope I can play, you know, some kind of helpful role in trying to take the combined businesses, when we get there, to the next level of performance, so that we can all be very proud to work at our company.

And with that, Bob, I’ll turn it back to you.

Bob Carr: Thanks a lot, Jeff; great comments.

I do want to drill down on one thing, Jeff, before we turn it over to Mike and Tony. And that is, there are a number of questions that came in about the relationship of the Heartland direct sales force with the ISOs. I want to point out that we’ve been competing with Global’s ISOs from the first day, and that’s not going to change. And I believe, again - going back to contracts - I believe the ISOs have contracts that their merchant lists are confidential. Our merchant list is confidential. We’re not going to be asking for or getting lists of accounts that belong to the ISOs of Global and vice versa. They’re not going to be getting lists from us. Those are contractual obligations of public companies.

Jeff, I don’t know if you want to jump in and say anything about that, but I wanted to get that point out there while I still have you on the line.

Jeff Sloan: Yeah, thanks, Bob; that’s a great way to, I think, summarize it. So, I agree with everything you said.

Here at Global Payments, we have had a strategy for a number of years to grow with our direct business, just as Heartland has had the same thing. So, just as you say, we compete with our ISOs every day. We believe we do the right thing, as you just said, as well, which is, we don’t look at any of their data or any of their lists in doing that, but it’s an open marketplace, and we welcome that competition. And we believe that we are better as a company, because we’ve got customers and competitors in different phases of our markets.

But what you said is exactly right. We expect to continue that competitive environment. And this partnership represents a significant enhancement of our ability to continue to win together, Bob, relative to the ISOs.

Bob Carr: Great. Thanks, Jeff.

So, Mike, I think it’s over to you and Tony.

Tony Capucille: I’ll jump in first here, Bob. Thanks to both of you guys for the color. I know it was great for the Heartland organization. And Bob, I’ll be quick. I have a couple things to say - and Michael, as well.

First, I think I’m speaking for everyone on the call from Heartland - we thank you for your leadership and commitment to employees. I mean, what you’ve said here encapsulates a lot of things you have done for, obviously, employees, customers, partners, and stockholders for years. You’ve not just given us two decades of leadership, but you’ve also given us the values that transcend you as an individual. I think that’s important in this conversation, and it’s become part of our culture. I think that’s one of the hardest things to do - is move folks from following a person to an idea, and I think that you’ve done that, and we appreciate it.

And the second major piece I want to say - I could go on for a long time, but I promised you I’d take 30 seconds - is, thanks for your forward thinking in finding the right fit to perpetuate the Heartland culture with Global Payments - Jeff and his leadership team. It was not an easy task, but being with you through it, hearing how you think of others, talk with them, watching the decisions you make, make me and, I think, all of our leadership team really confident in our future. So, we’re happy to build the next chapter - and I’m confident I’m speaking for everyone on this call. I want to say thank you.

So, Mike, I’ll turn it to you.

Mike Lawler: Thanks, Tony. Bob, I wanted to also echo what Tony said - and echo what you said at the beginning of the call. I think this truly is the right transaction at the right time. I think Global and Jeff have a great company, and I think the marriage of our two companies will be really good for all constituents - employees throughout the company, the different product groups, the different business units. I think, truly, everyone has a bright future here with the combined companies going forward. It’s exciting. It’s not something for our employees to be, you know, concerned about. I think it’s really an exciting chapter to go forward.

And like Tony, I really wanted to thank you for your leadership, your mentorship, and, really, the true partnership throughout all the years, but certainly in this specific transaction and making sure that we find the right home for all our constituents, not just our shareholders, but our employees and our merchants, as well, and I think that we’ve accomplished that, and I look forward to the future here.

I’ll turn it back to you, Bob.

Bob Carr: Okay. Well, thank you both very much, and you still have to finish out a strong December to get your bonus, despite the nice things you said.

You know, I want to thank you. I wasn’t planning on doing this, but the management team here in Princeton and around the country has been amazing. You know, the CEO gets too much blame when things go wrong and gets too much credit when things go right, and we’re in the second part of that right now. Our management team - you look at the value that we’ve created in the last couple years versus our first 15 years, it’s absolutely amazing.

I’m going to talk a little bit more about that, but before I do - let me go ahead - and, Charles, before I ask you to go through the rules - I’m going to tell you all sort of what I’m going to be doing after this transaction closes. Most of you know that I have a foundation that I started many years ago called the Give Something Back Foundation.

What our foundation does is, we take ninth-grade students who are eligible for free and reduced lunch programs, basically - the poorer families - and we mentor these kids through high school, and we put them through college. We pay 100 percent of your tuition, room and board. We have six fulltime people on the staff of the Give Something Back Foundation now, and we’re expanding it nationally. And this transaction is going to allow me to expand it much faster, and it’s very exciting to me. I feel like putting a kid who probably would drop out of high school - putting them through college is the best way I know to invest the money that I’ve been fortunate enough to be able to earn.

So, the Give Something Back Foundation is going to play a big role. We’re going to be moving into Indiana. We have to sort of move in state by state, because out-of-state tuitions sort of kill the idea of having a national program. It has to be a within-state program. So, we’re very involved in that right now, and going to be even more involved with it come springtime.

The other thing is, most of you know that I wrote a book a year ago called “Through the Fires.” I’m very happy to say that that book is sold out. We’re doing a second edition of the book, which the University of Illinois Press is distributing. I’m very proud and honored that my alma mater would do that. And it’s going to have 16 pages of pictures in there and a nice epilogue about what’s happened since the book was published. So, that’ll be coming out right after the first of the year.

And then Dirk and I have been working on another book, called “Working Class to College.” It’s a book about our program, and we are now out recruiting athletes and very wealthy people who have big bucks to contribute to start new chapters of the scholarship program. Tomorrow night, I’m flying to Miami and have a 10:00 meeting with Shane Battier on Friday morning and with Dwyane Wade in the afternoon - and I get to go to Dwyane’s basketball game Friday night against the Raptors, as a matter of fact, [Sumir 00:34:35].

So, life is good. I’ve really enjoyed doing this. I get a lot of personal satisfaction out of watching these kids walk across the stage with the diploma. And if you could see the looks on the faces of their family, you would understand why it’s so gratifying for me to be able to do that. So, those of you who are worried about me sitting around, not doing anything, you don’t have a whole lot to worry about - at least for a while.

So, having said that, Charles, tell us all the things we can’t say and why.

Charles Kallenbach: Yeah. So, what I’m going to talk about is probably one of the reasons that people don’t like lawyers. So, I apologize in advance for this.

Bob Carr: We like you, Charles.

Charles Kallenbach: Yesterday, we signed a merger agreement with Global, as you heard. And we’re going to close that deal sometime in the second quarter, we think. So, that period of time between signing and closing is one of the most regulated periods of time in a corporation’s life - and in all of our lives.

So, I’m going to just explain a little bit about the rules that are applicable - both Department of Justice and FTC rules, but also SEC rules - lots of acronyms for us to think about. And then I’m going to give you some examples of what is sort of not okay to share. You know, we want to be partners with Global after we see the deal is signed, but we can’t be; they’re our competitors. Only when the deal is closed can we start working in tandem with our friends at Global.

So, let me just talk to you a little bit about something called gun-jumping. That sounds like a Marine Corps exercise, but it isn’t. It’s basically that the government prohibits premerger coordination. And what does that mean? So, I’ll just read to you a little bit about it.

The antitrust laws prohibit merging parties from implementing integration plans or otherwise coordinating competitive activities prior to the merger closing. The antitrust agencies expect the parties to continue to operate as independent competitors and compete with one another until the antitrust review is completed and the merger is closed. While premerger coordination must therefore be limited, greater flexibility exists with respect to diligence, and transition, and integration planning.

So, what does all that mean? That’s a lot of information to digest. Let me unpack it a little bit. So, basically, if companies start integrating their businesses too early, that’s gun-jumping. That’s essentially what it is. And I think a lot of you have questions about the changes that are going to come when we close this deal. But the answer today is, there are no changes. We are going to operate as we always have operated, and I think you’re going to hear that theme throughout what we talk about for the rest of the call.

There’s an exception. There’s an exception for something called an integration team. And they’re allowed to see certain documents and information. And that team is sort of walled off from the rest of Heartland.

So, let me give you some examples of what you cannot share with Global: existing customer-specific pricing or discount levels; supplier contracts; nonpublic financial information; commercial relationships and agreements. But again, the integration team can look at things like that. Also, things like future pricing and our margins within the last six months for different products or services, our analyses about pricing, the descriptions of supplier negotiations - those are the types of things that cannot be talked about and cannot be shared.

So, basically, the rule is, the parties can’t direct each other’s business in any way. And the parties can’t agree upon how they’re going to conduct the business preclosing. So, that’s what gun-jumping is.

Let me just talk to you a little bit about the SEC and what the SEC rules are. Essentially, anything we say about the deal must be filed with the SEC. I know that sounds crazy, but that’s the rule. So, anything written about our deal must be reviewed by us, the counsel at Heartland, and our outside counsel. And written materials that are connected to this transaction must be filed with the SEC on the same day that those materials are issued. So, a transcript of this call is going to be filed with the SEC later this afternoon.

Written communications to employees relating to this transaction are treated as stockholder communications. What does that mean? That means that they have to get filed with the SEC. And any recorded communications associated with this transaction must also be filed with the SEC.

So, all of this is by way of explaining why a management team that’s usually extremely forthcoming and honest with all their employees can’t get into a lot of detail. So, you can all blame me; don’t blame anybody else. And hopefully, we will be doing our part for the company by continuing to do exactly what we have been doing - and that’s really the best legal advice I can offer all of you.

Bob, thanks.

Bob Carr: Thank you, Charles; appreciate that, I think. The rules are the rules.

So, now we’re going to go through the questions. We’re not going to be able to get through all of them; it would take a day to get through all of them. There’s some very good questions here - and some easier answered than others. And I may ask the folks in the boardroom here in Princeton to help answer some of these.

I just got an email from Tim Patton in Florida. And Tim said, hey, what’s about this two-year stock thing you mentioned earlier? And I was not careful enough when I mentioned that. Salespeople all have portfolio equity once they get vested. And so my thought was, you know, that we needed to also let our non-sales people have an opportunity to have equity in their company. And so years and years ago, probably back in the ‘90s, we started handing stock to people on our two-year - in the fall, when they had been here for two years. So, Tim, sorry; it does not apply to sales, and my apology for being unclear about that.

So, the written questions that have come in - I’m not going to name the person who asked the question - although I would like to, but I don’t think it’s fair to name you when I didn’t tell you that was part of the deal upfront. A question from a Steve: My question and concern is, will we have the same compensation plan, and the right to own our residuals like we do now, and will we still own our residuals, or have we lost them? And I would just ask Steve - out of 50 Steves that work here - that - read your contract, because your contract is very explicit that you can’t lose your residuals unless you’re doing something that forces us to, you know, terminate for cause. So, you own your residuals. That hasn’t changed. That’s not going to change.

Having said that, you know, Heartland has had sales contracts from the very beginning. And from time to time, we have changed them. But the way this works is, if there’s a change made in the future - which Global and anybody - Heartland - would still have the right to do - we’d ask you to sign a new contract with different rules, and then those rules would apply. So, I just advise all salespeople who have portfolios to look at their contract, and you’ll have a very clear understanding, then, I think. I think it’s very clear in the contract what your rights are and that you’re protected.

We’ve looked through this, and part of being a leader is to protect the people who you’re asking to do things for you. And I take a lot of pride that we’ve done that, and we especially have done that for our sales organization - especially since my experience before Heartland was where partners thought they could take the equity away from a salesperson just by doing it. And so there’s been a lot of effort to protect the salesperson’s interest and their hard work. A commissioned salesperson is different from a salaried employee, in my view, because they’re spending - they’re more entrepreneurial, spending their money, their time trying to build value, and they should own some of that value, and it should be protected. And we’ve done as much as I know how to do to protect all the salespeople in that respect.

From another Steve, another question: Can I sell my portfolio next week? And the answer is yes. If you could sell it last week, you can sell it next week. And can you sell it - you know, the rules about selling portfolios are in your contract. The fact is, the company has the right to decide if they want to buy your portfolio or not. But as I’ve said a hundred times, maybe a thousand times, it is better for you to keep your portfolio and not sell it. But if you have a bunch of credit card debt to pay off, or you want to buy a new house, or put your kid through college, or whatever it is that you want to do with it, you know, those are decisions that you get to make. And they’re nice, high-class decisions.

And we have accommodated virtually everybody over the years that wanted to sell their portfolio. That doesn’t mean that’s going to continue afterwards, but that’s something that you will - if you can’t sell it, you own it, and you’re going to keep getting paid for it.

Next question: Is Global also purchasing the payroll side of the business? The answer to that is yes, the payroll business is part of Heartland, and part of Heartland is the payroll business. And it’s going to be part of Global.

Next question: Were we looking for a buyer, or were they looking for us? The answer is, we were not looking for a buyer. Believe it or not, before we went public, about 12 years ago, at one point, we were looking for a buyer, potentially. That was a very short period, and we have not been looking for a buyer since then. We’re one of the prettiest girls at the dance, though, and people talk to us. And so we were given a call, you know, a couple months ago, as I said earlier, and here we are today.

Next question is, what is Bob Carr’s role in the transition in the near future for Global? I think I’ve answered that by saying, I will be here until the last minute, making sure that you earn all your bonuses, and continue to do the great work. And then when we close the deal, and the stock is exchanged for cash and Global shares, at that point, I will no longer be involved with Heartland or Global as an employee. I’ll be a big fan and supporter, however, on the sidelines - and I’ll be a stockholder, too.

Next question is, will everything be moved to Global headquarters in Atlanta? And I was at the headquarters yesterday in their building, and they have a really nice office building. They’ve got about 450 people there. And as I looked around, there were maybe, you know, a few desks that might’ve been empty, but I know there wasn’t room for 4,588 people in that office. So, no, everything’s not going to move to Global headquarters. That doesn’t mean there won’t be some consolidation or whatever, but between now and the end of April, things are - it’s business as usual, and you’re going to be right where you are, working now.

Next question is, what’s going on with my job? I know it says that we are estimated to close Heartland in the second quarter, but - no, we’re not closing Heartland; we’re closing the transaction, which means we sign the contract and the check is handed over in exchange for the ownership of the company. But I know you didn’t mean it that way in this question, so I’ll repeat it: I know it says that we are estimated to close Heartland in the second quarter, but what’s going to happen to me and my coworkers? And this is one of those questions that, you know - business as usual until that day. And we can’t make promises about what’s going to happen after that. I know that makes you uncomfortable to hear that, but that’s the way it is. There’s just nothing we can do, other than tell you the truth. And the truth is, we don’t know what’s going to happen. Obviously, we wouldn’t do this transaction - all the things that have been said up to this point are very material when you’re evaluating that question.

Should I be looking for a new job? That’s a decision you have to make.

Heartland is the first job I’ve truly enjoyed and don’t want to lose that. Will my pay be lowered as a result of this? Again, I don’t know what’s going to happen in the future and can’t comment on that.

Will we still have trainers provided to us at the gym? I can’t answer that, either, for the same reason. My daughter [Corey 00:49:13] is the trainer at the gum, and I’m not sure what she wants to do.

Next question: Will this affect any IT efforts currently in flight on release trains? And the answer is, business as usual; no, it’s not going to affect the IT efforts currently ongoing on the release trains.

Will this impact the PIFs that have been submitted but are not yet approved and activated? Again, no change there; we’re going to continue the monthly calls on PIF prioritization. We just had one here the other day, and we’ll continue to have those; business as usual. And I can just tell you this: The need for great IT work, and development, and platform compliance, and all the work that we do in IT - that work isn’t going away. That work’s going to be around, but how the new management of that deals with it is something that we just have to wait to learn.

Next question: Will there be any changes in our sales structure? And the answer is, again, you know, Tony is going to be the Chief Sales Officer. That’s another question. He’s going to maintain that position until the closing date. And again, after that - I have no reason to think that he won’t continue, but don’t know the answer to that.

Will we lose the Heartland name? As you heard Jeff say earlier, we’re going to operate under the name - “we” being you all - are going to operate under the name Heartland after the closing. Will it ever be changed in the future? Forever and in the future is a long, long time, so can’t comment on that, either.

When can we start doing business outside of the US? Again, don’t know that.

Will international pricing be interchange plus? Don’t know that.

Question: How many sales reps does Global have in the US, and will they be added to our current teams as a Heartland rep? Again, we can’t speculate about what’s going to happen once the deal closes.

Moving onto another question: Right now, we’re being told that portfolio equity doesn’t change, and that the 94 comp plan doesn’t change - but for how long? I keep seeing references to the end of the second quarter of 2016, which is when things are to be finalized. The answer is, as long as your contract is what it is, then you’re going to be operating under that contract. And if you’re asked to sign a new contract in the future - which I have no reason to believe that you are; it hasn’t be discussed - we can’t discuss it until the transaction is closed, because, as Charles said, we are competitors. But if you are asked to sign a new contract, read it, and see what it says. And you’re smart people; I know that. And you’ll do what’s right for yourself.

But I will just say this: We’re a very valuable company, and what makes it work? What makes it work is great people in sales, a great service center, great IT. All these things are what makes us valuable. Why would somebody pay $4.3 billion for a very valuable asset, and then start throwing away all the things that make it valuable? That doesn’t make a lot of sense to me - but, again, can’t predict the future. But that’s the way I’m looking at it.

Would Global have the right to change things within current parameters, or would they more likely need to draft a new contract? They would absolutely need to draft a new contract. You’re protected by your contract.

Next question or comment: I’ll be honest, Bob. I am scared for my family because I have never been part of a large buyout for a company. And my only comment is, neither have I. This is the first time I’ve ever been involved in the sale of a company. I just want to repeat: Life is what happens when you’re planning for the future. I was forced to go to St. Louis, Missouri one day, back in November of 1996, to talk to another banker, who I just figured wasn’t going to listen to me - and guess what? I met Larry Schiffer, met Heartland Bank, and we formed a company that night over dinner, basically. Stuff happens that you don’t plan for. Change is part of life. And we all have to, you know, deal with that. I do feel that, for the vast majority of Heartlanders, this is going to be a great, great event in their lives.

Can we work for Global in different countries? The answer to that is, you know, again, that’s a decision that has to be made in the future, but one of the great opportunities - there’s really nobody out there that has a great sales model that’s international. We have a great sales model, and Global’s international. And I think it’s a tremendous opportunity to really add value and build a business. And I know many of you listening here have roots in other countries. That’s one of the things I’m most proud of; we are very diverse company here. And we have people who grew up in all kinds of different countries.

And if I had roots back in my country, and if Global was there or was planning on going there, I would certainly, after the transaction closes, I would certainly look into that - because our model in some countries and some cultures will be very powerful. And I suspect in other cultures, our model won’t work very well. But I think it’s definitely worth looking into. The world, the economy is robust, you know, in many respects - many parts of it, anyway. And I think our model would be just as effective and even more valuable in some of these countries than it is here in the United States.

Next question: Please address how this will affect the Jeffersonville service center. Will we continue to service clients from this location? You heard Jeff’s comment. I have to agree with Jeff that the Jeffersonville facility is the finest service center in the payments industry in the world. I, like Jeff, have been to some other ones - not as many as Jeff, but I’ve been to Barclays in London - and which I thought, you know, had been regarded as the premier center for payment processing in the world. Our office is way better. Our facility is way better, and we have 35 acres of ground that we can expand it on. So, the idea that we wouldn’t be servicing a - I don’t think that’s going to be something to worry about, frankly - but again, we don’t know for sure what’s going to happen after the close.

How will this affect the integrity and reputation that Heartland has in the industry? I love that question. It’s a really great question. And the answer is, it depends on what it’s always depended on: How are each of us doing our jobs? Are we following the merchant bill of rights, the sales professional bill of rights? Are we treating our customers with the respect as fellow entrepreneurs that we expect for ourselves? And I think our actions going forward are going to continue to define who we are.

We did learn, you know, with this National Promoter Score - evaluations are done by third parties - that Heartland is, by far, the most highly-regarded processor in the country. I don’t call Square a processor, but they’re also up there - for some reason. I don’t know why. But I guess people like the looks of their stuff. But Heartland and Square are the only two that have positive NPS scores, at least in the study that we saw. And I’m going to be looking at that going forward, and hoping that that continues on for Global, and that the Heartland brand equity moves over to Global because of our great people who are out in the field every day, representing what we stand for.

Next question: What are we to tell merchants that call in, asking questions? I think you can tell them what you’ve heard on this call, or you’ve read in the transcript of the call last night, or the press release. But, you know, you can’t tell them any information that’s not publically available that we’re making available now.

We’ve got time for a couple more, which I’ll get into, and then we’ll call it an end.

Next question is, will the Heartland University program continue after the closure of 2016? And the answer is, you know, I don’t know. I know that the Give Something Back Foundation is moving into Indiana, and there’ll be discussions in the future, because I’m going to initiate them as the head of the Give Something Back Foundation, and try to work some things out with a number of companies in Southern Indiana. I was asked to give the graduation speech at Ivy Tech College, which is our partner, and I’m going to do that. And we’re talking with the former governor of Indiana, Mitch Daniels, who’s now the President of Purdue University, about working with Purdue University to build a program. And, of course, Heartland employees, like everybody else in the state, would be eligible for whatever program we set up.

It turns out that Heartland University - the way we do it, with having the instructors come into our campus - we can’t find another business in the country that does that, which I’m sure there are others, but we don’t know who the heck they are.

My last question is, what’s going to happen to the employees? The job market isn’t the greatest in Louisville, Southern Indiana, and 600 plus employees looking for jobs will be a regional nightmare. I don’t think that’s something that’s going to happen is all I can say.

There’s a lot of other great questions, and many of them, for the reasons Charles has said, we just can’t get into. We are out of time.

Actually, one more here I’m going to answer: Can the January 1 increase in Exhibit E of 0.75 cents be rolled back? No. The answer is no.

So, with that, thank you all for joining us, and I hope and expect that, five years from now, we’re going to be able to declare that this was a great transaction for the industry and for all of us, as well. Have a great day, and have a great holiday. It’s been a great ride, and we’ll be talking again before the close of this transaction.

Thank you all very much for joining us.

Operator: And again, that does conclude today’s conference.

End of recording.

Important Additional Information and Where to Find It

In connection with the proposed merger, Global Payments Inc. (“Global Payments”) will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Heartland Payment Systems, Inc. (“Heartland”) that also constitutes a prospectus of Global Payments, as well as other relevant documents concerning the proposed transaction. Heartland will mail the proxy statement/prospectus to its stockholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Global Payments and Heartland, may be obtained at the SEC’s website when filed. (http://www.sec.gov). You will also be able to obtain these documents, when filed, free of charge, from Global Payments at investors.globalpaymentsinc.com or from Heartland by accessing Heartland’s website at www.heartlandpaymentsystems.com/investor-relations. Copies of the proxy statement/prospectus when filed can also be obtained, free of charge, by directing a request to our Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8234, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland’s Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

Global Payments and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed merger. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Global Payments’ directors and executive officers is contained in Global Payments’ Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland’s directors and executive officers is contained in Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

Forward-Looking Statements

Investors are cautioned that some of the statements we use in this communication contain forward-looking statements and are made pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties and depend upon future events or conditions. Actual events or results might differ materially from those expressed or forecasted in these forward-looking statements. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Global Payments and Heartland, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Important factors, among others, that could cause actual events or results to differ materially from those anticipated by our forward-looking statements or historical performance include the ability to meet closing conditions to the merger at all or on the expected terms and schedule, including without limitation the approval of Heartland’s stockholders and other regulatory approvals required for the merger; delay in closing the merger or failure to consummate the merger; difficulties and delays in integrating the Heartland business or fully realizing cost savings and other benefits of the merger at all or within the expected time period; business disruption during the pendency of the merger or following the merger making it more difficult to maintain business and operational relationships, including financial institution sponsorship; loss of key personnel, Global Payments’ and Heartland’s ability to accurately predict future market conditions; and changes in laws, regulations or network rules or interpretations thereof impacting Global Payments or Heartland. Additional factors that could cause events or results to differ materially from those anticipated by our forward-looking statements or historical performance can be found in Global Payments’ Annual Report on Form 10-K for the year ended May 31, 2015, Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and each company’s subsequent filings with the SEC. Our forward-looking statements speak only as of the date they are made and should not be relied upon as representing our plans and expectations as of any subsequent date. We undertake no obligation to revise any of these statements to reflect future circumstances or the occurrence of unanticipated events.